EXHIBIT 4.6
SNAPin SOFTWARE, INC.
STOCK OPTION GRANT NOTICE
UK Sub-Plan of the 2003 EQUITY INCENTIVE PLAN
     SNAPin Software, Inc. (the “Company”) hereby grants to Participant an Option (the “Option”) to purchase shares of the Company’s Common Stock. The Option is subject to all the terms and conditions set forth in this Stock Option Grant Notice (this “Grant Notice”) and in the Stock Option Agreement, the Joint Election as defined in Section 6 of the Stock Option Agreement and the UK Sub-Plan of the Company’s 2003 Equity Incentive Plan (the “Sub-Plan”), which are attached to and incorporated into this Grant Notice in their entirety.

Participant:

Grant Date:

Vesting Commencement Date:

Number of Shares Subject to Option:

Exercise Price (per Share):

Option Expiration Date:	(subject to earlier termination in accordance with the terms of the Sub-Plan and the Stock Option Agreement)

Type of Option:	☑ Enterprise Management Incentive Option* ☐ Unapproved Option

Vesting and Exercisability Schedule:	1/4th of the shares subject to the Option will vest and become exercisable on the one-year anniversary of the Vesting Commencement Date.

1/48th of the shares subject to the Option will vest and become exercisable monthly thereafter over the next three years.
Additional Terms/Acknowledgement: The undersigned Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the Stock Option Agreement, the Joint Election and the Sub-Plan. Participant further acknowledges that as of the Grant Date, this Grant Notice, the Stock Option Agreement, the Joint Election (as defined in Section 6 of the Stock Option Agreement), and the Sub-Plan set forth the entire understanding between Participant and the Company regarding the Option and supersede all prior oral and written agreements on the subject.
Where indicated as such this Option is intended to be a qualifying EMI Option. However, the Company does not make any warranty or representation that this Option will so qualify and will not be liable to the Optionee for any Option Tax Liability arising in connection with this Option as a result of the Option or part of the Option not qualifying or ceasing to qualify as an EMI Option.
To the extent that the grant of this Option exceeds the limits included in paragraphs 5 and 6 of Schedule 5 ITEPA or for any other reason, as at the Date of Grant, fails in whole or part to be a qualifying EMI Option this Option shall be taxed in the UK as an Unapproved Option.

*	See Sections 3 and 4 of the Stock Option Agreement.

This notice has been executed and delivered as a deed on                             ,                     .

SNAPin SOFTWARE, INC.	PARTICIPANT

By: Robert Lewis
Its: President
Date:

Attachments:	In the presence of:

1. Stock Option Agreement
2. 2003 Equity Incentive Plan
3. UK Sub-Plan of the 2003 Equity Incentive Plan
4. The Joint Election	Witness Signature:

Name:

Address:

Occupation

SNAPin SOFTWARE, INC.
2003 EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT
      Pursuant to your Stock Option Grant Notice (the “Grant Notice”) and this Stock Option Agreement, SNAPin Software, Inc. has granted you an Option under the Sub-Plan of its 2003 Equity Incentive Plan (the “Sub-Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice (the “Shares”) at the exercise price indicated in your Grant Notice. Capitalized terms not explicitly defined in this Stock Option Agreement but defined in the Sub-Plan shall have the same definitions as in the Sub-Plan.
     The details of the Option are as follows:
     1. Vesting and Exercisability. Subject to the limitations contained herein, the Option will vest and become exercisable as provided in your Grant Notice, provided that vesting will cease upon the termination of your employment or service relationship with the Company or a Related Company and the unvested portion of the Option will terminate.
     2. Securities Law Compliance. Notwithstanding any other provision of this Agreement, you may not exercise the Option unless the Shares issuable upon exercise are registered under the Securities Act or, if such Shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of the Option must also comply with other applicable laws and regulations governing the Option, and you may not exercise the Option if the Company determines that such exercise would not be in material compliance with such laws and regulations.
     3. Enterprise Management Incentive Option Qualification. If so designated in your Grant Notice, all or a portion of the Option is intended to qualify as an EMI Option under UK law, but the Company does not represent or guarantee that the Option qualifies as such. The grant of an EMI Option is subject to you
     (i) signing a Section 431 election in such form as determined by HM Revenue and Customs from time to time; and
     (ii) completing and signing an EMI 1 form
     and returning both to your employer within 30 days of the Date of Grant being the date of this Stock Option Agreement. Failure to do so shall cause this option to lapse.
     If the Option has been designated as an EMI Option and the aggregate Fair Market Value (determined as of the Grant Date) of the shares of Common Stock subject to the Option and all other unexercised EMI Options that have been granted to you by the

Company exceeds $100,000, any excess portion will be treated as an Unapproved Option. Your EMI Option will also cease to be taxed as an EMI Option if certain events (“Disqualfying Events”) occur during the life of the Option.
     4. Tax Consequences. You should obtain tax advice from an appropriate independent professional adviser in relation to the United Kingdom taxation implications of the grant, exercise, assignment, release, cancellation or any other disposal of this Option (the “Trigger Event”) pursuant to the Sub-Plan and on any subsequent sale of the Shares. You should also take advice in respect of the United Kingdom taxation indemnity provisions comprising Sections 5(a) and 5(b) below.
     5. Taxation Indemnity.
          (a) To the extent permitted by law, you hereby agree to indemnify and keep indemnified the Company and the Company as trustee for and on behalf of any related corporation, in respect of any liability or obligation of the Company and/or any related corporation to account for income tax (under PAYE) or any other taxation provisions and primary class 1 National Insurance Contributions (“NICs”) in the United Kingdom to the extent arising from a Trigger Event or arising out of the acquisition, retention and disposal of the Shares acquired pursuant to this Option.
          (b) The Company shall not be obliged to allot and issue any Shares or any interest in Shares pursuant to the exercise of the Option unless and until you have paid to the Company such sum as is, in the opinion of the Company, sufficient to indemnify the Company in full against any liability the Company has to account to HM Revenue and Customs for any amount of, or representing, income tax and/or primary NICs (the “Option Tax Liability”), or you have made such other arrangement as in the opinion of the Company will ensure that the full amount of any Option Tax Liability will be recovered from you within such period as the Company may then determine.
          (c) In the absence of any such other arrangement being made, the Company shall have the right to retain out of the aggregate number of shares to which you would have otherwise been entitled upon the exercise of the Option, such number of Shares as, in the opinion of the Company, will enable the Company to sell as agent for you (at the best price which can reasonably expect to be obtained at the time of the sale) and to pay over to the Company sufficient monies out of the net proceeds of sale, after deduction of all fees, commissions and expenses incurred in relation to such sale, to satisfy your liability under such indemnity.
     6. Employer’s NICs. As a consideration of the grant of an Option under the Sub-Plan you have joined with the Company, or if and to the extent that there is a change in the law, any other company or person who is or becomes a secondary contributor for NIC purposes in respect of this Option (the “Secondary Contributor”) in making an election (in such terms and such form as provided in paragraphs 3A and 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992) which has been approved by HM Revenue and Customs(the “Joint Election”), for the transfer of the whole or any liability of the Secondary Contributor to Employer’s Class 1 NICs.
     7. Method of Exercise. You may exercise the Option by giving written notice to the Company, in form and substance satisfactory to the Company, which will state your election to exercise the Option and the number of Shares for which you are exercising the Option. The written notice must be accompanied by full payment of the exercise price for the number of Shares you are purchasing. You may make this payment in any combination of the following: (a) by cash; (b) by cheque acceptable to the Company or wire transfer; (c) if the Common Stock is registered under the Exchange Act, by instructing a broker to deliver to the Company the total payment required; or (d) by any other method permitted by the Plan Administrator.
     8. Repurchase and First Refusal Rights. So long as the Common Stock is not registered under the Exchange Act, the Company may, in its sole discretion at the time of exercise, require you to sign a stock purchase agreement, in the form to be provided, pursuant to which you will grant to the Company certain repurchase and/or first refusal rights to purchase the Shares acquired by you upon exercise of the Option. Upon request to the Company, you may review a current form of this agreement prior to exercise of the Option.
     9. Market Standoff. By exercising the Option you agree that the Shares will be subject to the market standoff restrictions on transfer set forth in the Sub-Plan.
     10. Treatment Upon Termination of Employment or Service Relationship The unvested portion of the Option will terminate automatically and without further notice immediately upon termination of your employment or service relationship with the Company or a Related Company for any reason (“Termination of Service”). You may exercise the vested portion of the Option as follows:
          (a) General Rule. You must exercise the vested portion of the Option on or before the earlier of (i) three months after your Termination of Service and (ii) the Option Expiration Date;
          (b) Retirement or Disability. If your employment or service relationship terminates due to Retirement or Disability, you must exercise the vested portion of the Option on or before the earlier of (i) one year after your Termination of Service and (ii) the Option Expiration Date.
          (c) Death. If your employment or service relationship terminates due to your death, the vested portion of the Option must be exercised on or before the earlier of (i) one year after your Termination of Service and (ii) the Option Expiration Date. If you die after your Termination of Service but while the Option is still exercisable, the vested portion of the Option may be exercised until the earlier of (x) one year after the date of death and (y) the Option Expiration Date; and

          (d) Cause. The vested portion of the Option will automatically expire at the time the Company first notifies you of your Termination of Service for Cause, unless the Plan Administrator determines otherwise. If your employment or service relationship is suspended pending an investigation of whether you will be terminated for Cause, all your rights under the Option likewise will be suspended during the period of investigation. If any facts that would constitute termination for Cause are discovered after your Termination of Service, any Option you then hold may be immediately terminated by the Plan Administrator.
          (e) The Option must be exercised within 40 days after you cease to be an eligible employee for reasons other than death to qualify for the beneficial tax treatment afforded to an EMI Option.
     It is your responsibility to be aware of the date the Option terminates.
     11. Limited Transferability. During your lifetime only you can exercise the Option. The Option is not transferable other than to your personal representatives on death. . The Sub-Plan provides for exercise of the Option by a beneficiary designated on a Company-approved form or the personal representatives of your estate.
     12. Option Not an Employment or Service Contract. Nothing in the Sub-Plan or any Award granted under the Sub-Plan will be deemed to constitute an employment contract or confer or be deemed to confer any right for you to continue in the employ of, or to continue any other relationship with, the Company or any Related Company or limit in any way the right of the Company or any Related Company to terminate your employment or other relationship at any time, with or without Cause.
     13. Personal Data Authorisation. You hereby consent to the collection, use and transfer of personal data as described in this paragraph. You understand that the Company, its Subsidiaries and your employer hold certain personal information about you, including your name, home address and telephone number, date of birth, National Insurance Number, salary, nationality, job title, any shares of Stock or directorships held in the Company, details of all options or any other entitlement to shares of Stock awarded, canceled, exercised, vested, unvested or outstanding in your favour, for the purpose of managing and administering the Sub-Plan (“Data”). You further understand that the Company and/or its Subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of your participation in the Sub-Plan, and that the Company and/or any of its Subsidiaries may each further transfer Data to any third parties assisting Company in the implementation, administration and management of the Sub-Plan. You understand that these recipients may be located in the United States or elsewhere. You authorise them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of administering your participation in the Sub-Plan, including any requisite transfer to a broker or other third party with whom you may elect to deposit any shares of Stock acquired under the Sub-Plan, such Data as may be required for the administration of the Sub-Plan and/or the subsequent holding of shares of Stock on your behalf. You understand that you may, at any time, view Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting the Human Resources Department of the Company.
     14. No Right to Damages. You will have no right to bring a claim or to receive damages if you are required to exercise the vested portion of the Option within three months (one year in the case of Retirement, Disability or death) of the Termination of Service or if any portion of the Option is cancelled or expires unexercised. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of your Termination of Service for any reason even if the termination is in violation of an obligation of the Company or a Related Company to you.
     15. Binding Effect. This Agreement will inure to the benefit of the successors and assigns of the Company and be binding upon you and your heirs, executors, administrators, successors and assigns.